ROEBLING FINANCIAL CORP, INC.
2006 ANNUAL REPORT



06064873

TABLE OF CONTENTS



SEC MAIL
PROCESSING
RECEIVED
DEC 2 9 2006
WASH. D.C.
160
SECTION



ROEBLING FINANCIAL CORP, INC.

To our Shareholders and Customers:

On behalf of our directors, officers and staff, I am pleased to present the 2006 Annual Report to the Shareholders. Your Company experienced another year of exceptional growth. Total assets grew to $130.6 million, an increase of $18.7 million or 17%, total net loans reached $94.0 million, an increase of 23% over the prior year and total deposits grew to $103.7 million, an increase of 22%. This would not have been possible without the support of our directors and staff, and the allegiance of our customers.

During the past year we opened the Delran branch, increasing our banking offices to five. Additional enhancements in technology were established to our operating system as well as introducing bill pay to our product line. The Bank continues to focus on providing "better than expected" service in the communities we service.

We remain grateful to our customers for their business and the support of our shareholders.

Sincerely,

Frank J. Travea, III
President and Chief Executive Officer

Route 130 South & Delaware Avenue, P O Box 66, Roebling, NJ 08554 (609) 499-9400

Roebling Financial Corp, Inc.

Corporate Profile

Roebling Financial Corp, Inc. (the "Company") is a New Jersey corporation which was organized in 2004 and became the successor to Roebling Financial Corp, Inc., a federal corporation, after the completion of the second step mutual-to-stock conversion of Roebling Financial Corp., MHC on September 30, 2004. The Company is the holding company parent of Roebling Bank and its principal asset is its investment in Roebling Bank. In connection with the second step conversion, the Company sold 910,764 shares of common stock to the public, raising $7.8 million in net cash proceeds. Shares of the former Roebling Financial Corp, Inc. were converted into 3.9636 shares of the new Company.

We currently conduct our business through Roebling Bank (the "Bank") with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses. At September 30, 2006, we had consolidated assets of $130.6 million, deposits of $103.7 million, and stockholders' equity of $16.4 million.

Stock Market Information

Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG." The following table reflects high and low bid quotations and dividends declared for each quarter for the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low	Dividends
September 30, 2006	$13.90	$10.75	-
June 30, 2006	10.85	10.25	-
March 31, 2006	10.49	9.88	-
December 31, 2005	9.95	9.45	$.10
September 30, 2005	9.95	9.65	-
June 30, 2005	10.00	9.10	-
March 31, 2005	9.90	9.41	-
December 31, 2004	10.03	9.20	-

As of September 30, 2006 there were 1,712,259 shares of our common stock outstanding and approximately 540 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company declared its second dividend on November 6, 2006. A cash dividend of $.10 per share was declared, payable to stockholders of record as of November 27, 2006, with payment on December 18, 2006. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Financial Information

	At or for the Year Ended September 30,		
	2006	2005	2004
	(Dollars in thousands, except per share data)		
Selected Balance Sheet Data:			
Assets	$ 130,607	$ 111,859	$ 97,372
Loans receivable, net	94,014	76,551	64,376
Securities	27,602	27,718	25,151
Deposits	103,682	84,856	79,817
Borrowed funds	9,300	10,000	1,000
Shareholders' equity	16,410	16,048	15,553
Selected Results of Operations:			
Interest income	$ 6,650	$ 5,117	$ 4,279
Interest expense	2,212	1,218	892
Net interest income	4,438	3,899	3,387
Provision for loan losses	132	89	22
Non-interest income	463	475	462
Non-interest expense	3,988	3,208	2,886
Net income	430	611	527
Per Share Data: (1)			
Earnings per share - basic	$ 0.26	$ 0.38	$ 0.32
Earnings per share - diluted	0.26	0.38	0.31
Book value per share	9.58	9.38	9.22
Weighted average basic shares outstanding	1,632,681	1,612,531	1,666,313
Weighted average diluted shares outstanding	1,641,774	1,624,133	1,688,838
Performance Ratios:			
Return on average assets	0.36%	0.59%	0.59%
Return on average equity	2.67	3.87	7.06
Net interest rate spread	3.36	3.53	3.76
Net interest margin	3.93	3.93	4.00
Efficiency ratio	81.37	73.33	74.98
Dividend payout ratio	0.39	-	-
Average interest-earning assets to average interest-bearing liabilities	1.29x	1.33x	1.22x
Asset Quality Ratios:			
Non-performing loans to total assets	0.37%	0.05%	0.17%
Non-performing loans to total loans, net	0.51	0.08	0.25
Net charge-offs to average loans	0.00	0.01	0.01
Allowance for loan losses to total loans at period end	0.74	0.74	0.76
Allowance for loan losses to non-performing loans at period end	1.45x	10.16x	3.01x
Capital Ratios:			
Average equity to average assets	13.59%	15.17%	8.35%
Equity to assets at period end	12.57	14.35	15.97

(1) Per Share Data for 2004 has been adjusted to reflect the 3.9636 exchange ratio in the second-step conversion

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "intends", "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to "we," "us," and "our," refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

General

Roebling Financial Corp, Inc. is the successor to the former mid-tier holding company subsidiary of Roebling Financial Corp., MHC (the "MHC"), which completed its second step conversion to stock form on September 30, 2004. In connection with the second step conversion, the Company sold 910,764 shares to the public for $10 per share (including 72,861 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company). As a result of the second step conversion, each stockholder in the MHC's former mid-tier holding company subsidiary (other than the MHC, whose shares were cancelled) received 3.9636 shares of the Company's common stock in exchange for each share held and the Company became the sole shareholder in Roebling Bank. Per share data for periods prior to October 1, 2004 has been restated to reflect the conversion.

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on interest-earning assets, primarily loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings. It is also a function of the composition of assets and liabilities and the relative amount of interest-earning assets to interest-bearing liabilities. Our results of operations are also affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges and fees. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, data processing fees and other operating expenses. Our results of operations may also be affected significantly by economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of Roebling Financial Corp, Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum. Consideration is given to a variety of factors including current economic conditions, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio. The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

Our methodology for analyzing the allowance for loan losses consists of several components: Specific allocations are made for loans that are determined to be impaired. A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For such loans, a specific allowance is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan. The general allocation is determined by segregating the remaining loans into groups by type and purpose of loan and applying a reserve percentage to each group. The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors. We also look at the level of our allowance in proportion to nonperforming loans and total loans. We have established an overall range that we have determined is prudent based on historical and industry data. An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the specific and general allocations.

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was .74% at both September 30, 2006, and 2005. A 25% increase in this ratio would have increased the allowance by $176,000 and $143,000 at September 30, 2006 and 2005, respectively.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans. In recent years, we have diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area.

We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family and multifamily mortgages, home equity loans, commercial real estate and construction loans. We are growing our branch network, which is expanding our geographic reach, and may consider the acquisition of other financial institutions or branches. In fiscal 2006 we opened our fifth retail banking office, located in Delran, Burlington County. In fiscal 2005 we relocated our loan center from a leased facility in Roebling to a leased site in Westampton Township, Burlington County and also centralized our back-office and administrative operations and opened a retail banking facility at this site. The additional capital that we raised in 2004 will be used to support the growth of these two branches. We introduced online bill payment in 2006 to enhance our internet banking product, which we launched in 2005. Online banking has been very well received by our customer base.

Management of Interest Rate Risk and Market Risk

Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of our interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.

We have established an asset/liability committee that consists of the Chairman of our Board of Directors and two outside Directors, our President and members of our management team. The committee meets on a semiannual basis to review loan and deposit pricing and production volumes, interest rate risk analyses, liquidity and borrowing needs, and a variety of other asset and liability management topics. General asset/liability matters are discussed at the Board's regular meetings.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;

- maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;

- lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit;

- maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Although we have historically made a significant effort to maintain a high level of lower-cost deposits as a method of enhancing profitability, this has become increasingly difficult in the current rate environment. As interest rates have risen, the banking industry has seen a migration of deposits into certificate of deposit accounts and out of transaction and savings accounts. Likewise, our core deposit ratio decreased to 51% at September 30, 2006 from 63% at September 30, 2005.

Exposure to interest rate risk is closely monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2006. This data was calculated by the OTS, based upon information we provided to them.

	Net Portfolio Value			NPV as % of Present Value of Assets	
Change in Rate	Estimated Amount	Change	% Change	NPV Ratio(1)	Change(2)
	($ in thousands)				
+300 bp	$13,669	$(3,456)	(20%)	10.46%	- 219 bp
+200 bp	14,904	(2,220)	(13%)	11.27%	-138 bp
+100 bp	16,071	(1,053)	(6%)	12.00%	-65 bp
0 bp	17,124			12.65	
- 100 bp	17,865	741	4%	13.08%	+43 bp
-200 bp	18,326	1,201	7%	13.33%	+68 bp
-300bp	(3)				

(1) Calculated as the estimated NPV divided by the present value of assets.

(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

(3) No calculation was available from the OTS.

The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's net portfolio value would be expected to decrease. Conversely, a decrease in interest rates would benefit net portfolio value.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at September 30, 2006 and 2005

Assets. Total assets increased $18.7 million, or 16.8%, to $130.6 million at September 30, 2006, from $111.9 million at September 30, 2005. This increase is largely attributable to a $17.5 million increase in net loans receivable and a $1.1 million increase in premises and equipment. The loans receivable, net, portfolio increased by 22.8% to $94.014 million at September 30, 2006 from $76.551 million at September 30, 2005, while the loan to asset ratio increased to 72.0% from 68.4% during the same period. We have continued to work with the goal of increasing the loan to asset ratio, as loans generally generate higher yields than investment securities, thereby contributing to more interest income. Construction and land loans accounted for $8.4 million of the growth in the loan portfolio, while home equity loans grew by $5.5 million, multifamily loans increased by $2.2 million and commercial loans increased by $1.2 million. Loans secured by one-to-four family residences, including home equity loans, have historically comprised the majority of the loan portfolio. While we expect these loans to continue to be a significant part of the loan portfolio, we intend to continue to increase commercial lending, primarily mortgage-secured and, as a result, anticipate a continued shift in the ratio of one-to-four family mortgages and commercial related loans, including multifamily, commercial real estate and construction and land loans. The one-to-four family and home equity loan portfolios represented 63.0% of loans receivable, net at September 30, 2006 and 69.8% at September 30, 2005. Premises and equipment increased by $1.1 million, to $3.833 million at September 30, 2006, from $2.766 million at September 30, 2005. This increase resulted from expenditures related to construction, fit-up and furnishing of our newest retail banking facility in Delran.

Liabilities. Total liabilities increased $18.4 million to $114.2 million at September 30, 2006 from $95.8 million at September 30, 2005. Deposits increased by $18.8 million, or 22.2%, to $103.7 million at September 30, 2006 from $84.9 million at September 30, 2005, while borrowed funds decreased by $700,000 during the same period, to $9.3 million at September 30, 2006, from $10.0 million at September 30, 2005. We opened our fifth and newest retail banking office in September, 2006 in Delran, following the opening of our fourth branch in August, 2005 in Westampton, both in Burlington County, New Jersey. Increases in deposits of $6.6 million for fiscal 2006 came from these newest branch offices. The increase in total deposits of $18.8 million was attributable to an increase in certificate of deposit accounts, which increased by $19.6 million, to $50.610 million at September 30, 2006, from $31.050 million at September 30, 2005, primarily as a result of rate specials. Total non-certificate of deposit accounts decreased slightly in the same period, to $53.1 million from $53.8 million. As interest rates have risen over the past two years, the deposit market has become increasingly competitive. Depositors have shifted money into higher-costing certificate of deposit and money market accounts and out of lower-costing transaction and savings accounts. The banking industry in general has seen an increase in certificates of deposit and a decrease in core deposits. With these changes in our deposit portfolio, our ratio of core deposit accounts (non-certificates of deposit) to total deposits has decreased to 51.2% at September 30, 2006 from 63.4% at September 30, 2005. We expect the deposit market to continue to be extremely competitive and it will be an ongoing challenge to increase core deposits and market share. As of June 30, 2006, the latest date for which branch deposit data is available from the FDIC, our market share increased in both the Roebling marketplace and New Egypt compared to June 30, 2005.

Stockholders' Equity. Stockholder's equity was $16.4 million at September 30, 2006, increasing slightly from $16.0 million at September 30, 2005. The largest components of the change in stockholders' equity for the year ended September 30, 2006 include net income of $430,000, offset by dividends paid of $163,000. The change in the unrealized gain or loss on available-for-sale securities, adjusted for deferred income taxes, added $29,000 to equity in fiscal 2006. During the same period, equity increased by $8,000 with the issuance of 2,214 shares upon the exercise of stock options at an exercise price of $3.595 per share, and decreased by $71,000 with purchases of shares for the restricted stock plan. In addition, the amortization of ESOP shares, the allocation of restricted stock plan shares and the tax benefit associated with stock benefit plans added $98,000, $24,000 and $6,000, respectively, to stockholders' equity in the same time period.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	For the Year Ended September 30, 2006			For the Year Ended September 30, 2005		
	Average Balance	Interest (Actual)	Average Yield/Cost	Average Balance	Interest (Actual)	Average Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Loans receivable (1)	$ 85,134	$5,629	6.61%	$ 68,318	$4,019	5.88%
Investment securities	26,749	974	3.64	29,355	1,025	3.49
Other interest-earning assets (2)	974	47	4.83	1,535	73	4.76
Total interest-earning assets	112,857	$6,650	5.89	99,208	$5,117	5.16
Non-interest-earning assets	5,803			5,014		
Total assets	$118,660			$104,222		
Interest-bearing liabilities:						
Interest-bearing checking	$ 10,395	$ 22	0.21%	$ 11,779	$ 19	0.16%
Savings accounts	20,898	119	0.57	22,693	125	0.55
Money market accounts	7,706	193	2.51	6,380	73	1.14
Certificates of deposit	38,336	1,449	3.78	28,274	789	2.79
Borrowings	10,010	429	4.29	5,598	212	3.79
Total interest-bearing liabilities	87,345	$2,212	2.53	74,724	$1,218	1.63
Non-interest-bearing liabilities (3)	15,191			13,687		
Total liabilities	102,536			88,411		
Stockholders' equity	16,124			15,811		
Total liabilities and stockholders' equity	$118,660			$104,222		
Net interest income		$4,438			$3,899	
Interest rate spread (4)			3.36%			3.53%
Net interest margin (5)			3.93%			3.93%
Ratio of average interest-earning assets to average interest-bearing liabilities			129.21%			132.77%

(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $63,550 and $119 for the fiscal years 2006 and 2005, respectively.

(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.

(3) Includes average non-interest-bearing deposits of $14,359,000 and $12,944,000 for the years ended September 30, 2006 and 2005, respectively.

(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume). For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended September 30, 2006 vs. 2005 Increase (Decrease) Due to			Year Ended September 30, 2005 vs. 2004 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
			(In thousands)			
Interest-earning assets:						
Loans receivable	$1,071	$539	$1,610	$510	$ 43	$553
Investment securities	(94)	43	(51)	235	44	279
Other interest-earning assets	(27)	1	(26)	(33)	39	6
Total interest-earning assets	$ 950	$583	$1,533	$712	$126	$838
Interest-bearing liabilities:						
Interest-bearing checking	$ (2)	$ 5	$ 3	$ ---	$ (2)	$ (2)
Savings accounts	(10)	4	(6)	(3)	(10)	(13)
Money market accounts	18	102	120	1	27	28
Certificates of deposit	331	329	660	27	91	118
Borrowings	186	31	217	164	31	195
Total interest-bearing liabilities	$ 523	$471	$ 994	$189	$137	$326
Net interest income	$ 427	$112	$ 539	$523	$(11)	$512

Comparison of Results of Operations for the Years Ended September 30, 2006 and 2005

Net Income. For the year ended September 30, 2006, the Company reported net income of $430,000, or $.26 per diluted share, compared to $611,000, or $.38 per diluted share, for the prior year. Net interest income after provision for loan losses increased, primarily as a result of an increase in average interest-earning assets as we are growing the balance sheet. However, this was more than offset by an increase in non-interest expense, substantially attributable to the costs incurred with our two new branches.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2006 increased by $13.6 million compared to the year ended September 30, 2005, while the average yield increased to 5.89% from 5.16%. The increase in total interest income of $1.5 million for the year ended September 30, 2006 is comprised primarily of an increase in interest income of $1.6 million on loans receivable, offset by decreases of $76,000 in interest income on investment securities and other interest-earning assets.

Average loan receivable balances increased by $16.8 million for the year ended September 30, 2006 compared to the same 2005 period, while the average yield increased to 6.61% from 5.88%. For the year ended September 30, 2006, the average balance of investment securities decreased by $2.6 million compared to the same 2005 period, while the average yield increased to 3.64% from 3.49%.

Interest Expense. Interest expense increased by $1.0 million to $2.2 million for the year ended September 30, 2006 from $1.2 million for the same 2005 period. The increase in interest expense was due to an increase in average interest-bearing liability balances of $12.6 million as well as an increase in the average cost of interest-bearing liabilities to 2.53% from 1.63%. Average interest-bearing deposit balances increased by $8.2 million with an increase in the average cost to 2.30% for the year ended September 30, 2006 compared to 1.46% for the same 2005 period, while average borrowings increased by $4.4 million, with an increase in the average cost to 4.29% from 3.79%.

Net Interest Income. Net interest income increased $539,000 to $4.4 million for the year ended September 30, 2006, compared to $3.9 million for the year ended September 30, 2005. The Federal Reserve began tightening monetary policy in June, 2004, and increased the Federal Funds rate seventeen times, by 25 basis points each time, since then, with its most recent tightening in June, 2006. The yield curve has flattened in that time period, as short-term rates have risen much more than longer-term rates. Reflecting the current rate environment, the Company's spread compressed slightly, as the average yield on total interest-earning assets for the year ended September 30, 2006 increased by 73 basis points compared to the year ended September 30, 2005, while the overall cost of funds increased 90 basis points for the same period. As a result, the interest rate spread declined by 17 basis points, to 3.36% for the year ended September 30, 2006 compared to 3.53% for the year ended September 30, 2005. The net interest margin was unchanged at 3.93% for both periods.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

Our methodology for analyzing the allowance for loan losses consists of two components: general and specific allowances. A general valuation allowance is determined by applying estimated loss factors to various aggregate loan categories. Specific valuation allowances are created when management believes that the collectibility of a specific loan has been impaired and a loss is probable. The allowance level is reviewed on a quarterly basis, at a minimum.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required. In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

The provision for loan losses was $132,000 for the year ended September 30, 2006, compared to $89,000 for the same 2005 period. The allowance for loan losses was $703,000, or .74% of total loans outstanding at September 30, 2006, compared to $573,000, or .74% of total loans outstanding at September 30, 2005. The ratio of the allowance for loan losses to non-performing loans decreased to 1.45 times at September 30, 2006 from 10.16 times at September 30, 2005.

Non-performing loans, expressed as a percentage of total loans, increased to .37% at September 30, 2006 from .05% at September 30, 2005. The increase is primarily attributable to one $400,000 construction loan that is more than 90 days delinquent. Foreclosure proceedings have commenced and we believe the loan is adequately collateralized.

Non-interest Income. Non-interest income decreased $12,000, or 2.6%, to $463,000 for the year ended September 30, 2006, compared to $475,000 for same period in 2005. The decrease in non-interest income is primarily due to a decrease in loan fees and late charges, which decreased by $22,000, or 30.5%, to $52,000 for the year ended September 30, 2006, from $74,000 for the same 2005 period. This decrease is attributable to the receipt of a $22,000 prepayment penalty in fiscal 2005 upon the payoff of one commercial real estate loan. Account servicing and other fees increased by $10,000 or 2.6% to $408,000 for the year ended September 30, 2006 from $398,000 for the prior year.

Non-interest Expense. Non-interest expense increased $780,000, or 24.3%, to $4.0 million for the year ended September 30, 2006, from $3.2 million for the same period in 2005, with the most significant increases in compensation and benefits, occupancy and equipment expense and other expense. Compensation and benefits increased by $539,000 for the year ended September 30, 2006 compared to the same 2005 period while occupancy and equipment increased by $129,000 for the year ended September 30, 2006 compared to the same 2005 period. The majority of the increase in these categories is attributable to the opening of the Bank's newest facilities in Westampton and Delran, staff additions to accommodate the continued growth of the Bank and the cost of new stock benefit plans. The Bank relocated its former Loan Center office, as well as administrative staff formerly located in two other offices, to the Westampton facility in the quarter ended March 31, 2005, and also opened a retail banking center in the same facility in the quarter ended September 30, 2005. In addition, we opened our fifth retail banking branch in Delran in September, 2006. These are entries into new marketplaces for the Bank, which we anticipate will enable us to increase our deposit and lending base. Other expense increased by $93,000 for year ended September 30, 2006 compared to the same 2005 period. The increase in other expense is largely related to costs associated with being a fully public company as well as the new branch facilities, with increased marketing and operating expenditures. While we expect that the projected growth from these new branches will result in increased profitability for the Company over the long-term, expenses will rise in the short-term, with increases in occupancy and equipment, compensation and benefits and other expense. There may also be increased expenses in the future as a result of additional awards that may be granted under the new stock benefit plans and compliance with the Sarbanes-Oxley Act.

Income Taxes. The provision for income taxes decreased $116,000 to $351,000 for the year ended September 30, 2006 from $467,000 for the year ended September 30, 2005. The decrease in tax expense is attributable primarily to the decrease in pre-tax earnings. The effective tax rate increased to 45% for the 2006 fiscal year from 43% for the 2005 fiscal year.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 13 to our consolidated financial statements.

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2006, we had $9.3 million in outstanding borrowings from the FHLB of New York.

Cash flows from financing activities increased by approximately $3.9 million during the year ended September 30, 2006 to $17.923 million compared to $14.056 million in the prior fiscal year, primarily due to increases in deposits. . The Company's primary use of cash was in investing activities, including loan disbursements and purchases of investments securities. Cash used in investment activities increased $2.6 million to $18.4 million compared to $15.8 million in the prior fiscal year.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. We generally do not require collateral or other security to support financial instruments with credit risk, with the exception of letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $7.8 million at both September 30, 2006 and 2005. Our experience has been that approximately 55% of loan commitments are drawn upon by customers.

At September 30, 2006 and 2005, we had $3.8 million and $8.9 million in outstanding commitments to fund loans and $119,000 and $132,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or purchase investment securities at September 30, 2006.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are financial in nature. As a result, our earnings are impacted by changes in interest rates, which are influenced by inflationary expectations. Our asset/liability management strategy seeks to minimize the effects of changes in interest rates on our net income.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a new rule that amends the compliance dates for SFAS No. 123 (revised). Under the new rule, the Company is required to adopt SFAS No. 123 (revised) in the first annual period beginning after December 15, 2005. Early application of SFAS No. 123 (revised) is encouraged, but not required. Accordingly, the Company is required to record compensation expense for all new awards granted and any awards modified after October 1, 2006. In addition, the transition rules under SFAS No. 123 (revised) will require that, for all awards outstanding at October 1, 2006, for which the requisite service has not yet been rendered, compensation cost will be recorded as such service is rendered after October 1, 2006.

The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements and restatement of previously reported periods will not be required.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS Nos. 87 and 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS Nos. 87 and 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date - the date at which the benefit obligation and plan assets are measured - is required to be the Company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS 158 but does not expect its implementation will have a significant impact on the Company's consolidated financial conditions or results of operations.

In September, 2006, the SEC issued Staff Accounting Bulleting ("SAB") No. 108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the Company's consolidated financial conditions or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

Fontanella and Babitts

CERTIFIED PUBLIC ACCOUNTANTS

534 Union Boulevard
Totowa Boro, New Jersey 07512
Tel: (973) 595-5300
Fax: (973) 595-5890

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2006 and 2005, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



December 15, 2006

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2006	September 30, 2005
Assets		
Cash and due from banks	$ 2,777,702	$ 2,427,721
Interest-bearing deposits	602,543	647,361
Total cash and cash equivalents	3,380,245	3,075,082
Certificates of deposit	-	300,000
Securities available for sale	27,206,912	27,160,135
Securities held to maturity; approximate fair value of $397,000 (2006) and $565,000 (2005) respectively	395,448	557,503
Loans receivable, net	94,013,947	76,550,816
Accrued interest receivable	646,733	476,741
Federal Home Loan Bank of New York stock, at cost	575,400	601,600
Premises and equipment	3,832,656	2,765,730
Other assets	555,193	371,602
Total assets	$ 130,606,534	$ 111,859,209
Liabilities and stockholders' equity		
Liabilities		
Deposits	$ 103,682,361	$ 84,855,624
Borrowed funds	9,300,000	10,000,000
Advances from borrowers for taxes and insurance	417,781	395,766
Other liabilities	796,180	559,767
Total liabilities	114,196,322	95,811,157
Commitments and contingencies	-	-
Stockholders' equity		
Serial preferred stock, par value $.10, authorized 5,000,000 shares, no shares issued	-	-
Common stock; par value $.10; shares authorized and shares issued of 20,000,000 and 1,712,259 at September 30, 2006; 20,000,000 and 1,710,045 at September 30, 2005; respectively	171,226	171,004
Additional paid-in-capital	10,354,309	10,326,722
Unallocated employee stock ownership plan shares	(620,520)	(698,085)
Unallocated restricted stock plan shares	(54,331)	(14,067)
Retained earnings - substantially restricted	6,814,613	6,546,979
Accumulated other comprehensive loss - unrealized loss on securities available for sale, net of tax	(255,085)	(284,501)
Total stockholders' equity	16,410,212	16,048,052
Total liabilities and stockholders' equity	$ 130,606,534	$ 111,859,209

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30,	
	2006	2005
Interest income:		
Loans receivable	$ 5,628,526	$ 4,019,378
Securities	974,144	1,024,675
Other interest-earning assets	47,487	73,180
Total interest income	6,650,157	5,117,233
Interest expense:		
Deposits	1,783,601	1,006,388
Borrowed funds	428,797	211,530
Total interest expense	2,212,398	1,217,918
Net interest income	4,437,759	3,899,315
Provision for loan losses	132,000	89,000
Net interest income after provision for loan losses	4,305,759	3,810,315
Non-interest income:		
Loan fees	51,537	74,115
Account servicing and other	408,340	398,008
Gain on sale of loans	3,051	3,087
Total non-interest income	462,928	475,210
Non-interest expense:		
Compensation and benefits	2,254,220	1,715,093
Occupancy and equipment	560,936	431,901
Service bureau and data processing	420,902	401,958
Federal insurance premiums	11,303	11,328
Other	740,323	647,378
Total non-interest expense	3,987,684	3,207,658
Income before income taxes	781,003	1,077,867
Income taxes	350,600	466,764
Net income	$ 430,403	$ 611,103
Basic earnings per share	$ 0.26	$ 0.38
Diluted earnings per share	$ 0.26	$ 0.38
Weighted average shares outstanding - basic	1,632,681	1,612,531
Weighted average shares outstanding - diluted	1,641,774	1,624,133

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended September 30,	
	2006	2005
Net income	$ 430,403	$ 611,103
Other comprehensive income, net of income taxes:		
Unrealized holding gains (losses) on securities available for sale, net of income taxes (benefit) of $19,562 and $(238,011), respectively	29,416	(357,910)
Comprehensive income	$ 459,819	$ 253,193

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Unallocated ESOP Shares	Unallocated RSP Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2004	$ 168,740	$ 10,151,118	$ (775,650)	$ -	$ 5,935,876	$ 73,409	$ 15,553,493
Net income	-	-	-	-	611,103	-	611,103
Amortization of ESOP shares	-	11,211	77,565	-	-	-	88,776
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	(357,910)	(357,910)
Exercise of stock options	2,264	79,133	-	-	-	-	81,397
Common stock acquired by RSP	-	(660)	-	(20,498)	-	-	(21,158)
Allocation of RSP shares	-	-	-	6,431	-	-	6,431
Tax benefit of stock benefit plans	-	85,920	-	-	-	-	85,920
Balance - September 30, 2005	171,004	10,326,722	(698,085)	(14,067)	6,546,979	(284,501)	16,048,052
Dividends paid on common stock	-	-	-	-	(162,769)	-	(162,769)
Net income	-	-	-	-	430,403	-	430,403
Amortization of ESOP shares	-	20,167	77,565	-	-	-	97,732
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	29,416	29,416
Exercise of stock options	222	7,738	-	-	-	-	7,960
Common stock acquired by RSP	-	(6,645)	-	(64,226)	-	-	(70,871)
Allocation of RSP shares	-	-	-	23,962	-	-	23,962
Tax benefit of stock benefit plans	-	6,327	-	-	-	-	6,327
Balance - September 30, 2006	$ 171,226	$ 10,354,309	$ (620,520)	$ (54,331)	$ 6,814,613	$ (255,085)	$ 16,410,212

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,	
	2006	2005
Cash flows from operating activities:		
Net income	$ 430,403	$ 611,103
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	279,232	192,229
Amortization of premiums and discounts, net	9,514	13,459
Amortization of deferred loan fees and costs, net	(63,550)	(119)
Provision for loan losses	132,000	89,000
Origination of loans held for sale, net of repayments	(1,806,289)	(839,294)
Gain on sale of loans	(3,251)	(3,087)
Proceeds from sale of loans held for sale	1,809,540	990,381
Increase in other assets	(198,641)	(33,301)
Increase in accrued interest receivable	(169,992)	(88,328)
Increase in other liabilities	238,228	109,561
Amortization/allocation of ESOP and RSP	121,694	95,207
Net cash provided by operating activities	778,888	1,136,811
Cash flows from investing activities:		
Proceeds from maturities of certificates of deposit	300,000	900,000
Purchase of securities available for sale	(2,969,147)	(8,756,318)
Proceeds from payments and maturities of securities available for sale	2,962,085	5,158,896
Proceeds from payments and maturities of securities held to maturity	161,804	421,826
Loan disbursements, net of principal repayments	(17,531,581)	(12,263,436)
Redemption (purchase) of Federal Home Loan Bank Stock	26,200	(43,700)
Purchase of premises and equipment	(1,346,158)	(1,231,584)
Net cash used in investing activities	(18,396,797)	(15,814,316)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

	Year Ended September 30,	
	2006	2005
Cash flows from financing activities:		
Net increase in deposits	18,826,737	5,038,486
Net (decrease) increase in short-term borrowed funds	(700,000)	2,000,000
Proceeds from long-term borrowed funds	-	7,000,000
Increase (decrease) in advance payments by borrowers for taxes and insurance	22,015	(42,860)
Dividends paid	(162,769)	-
Purchase of common shares by RSP	(70,871)	(21,158)
Proceeds from exercise of stock options	7,960	81,397
Net cash provided by financing activities	17,923,072	14,055,865
Net increase (decrease) in cash and cash equivalents	305,163	(621,640)
Cash and cash equivalents - beginning	3,075,082	3,696,722
Cash and cash equivalents - ending	$ 3,380,245	$ 3,075,082
Supplemental Disclosures of Cash Flow Information		
Cash paid for:		
Interest on deposits and borrowed funds	$ 2,217,341	$ 1,215,291
Income taxes	$ 442,157	$ 360,892

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the "Company").

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County. These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity and interest-rate structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing accounts and federal funds sold. For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

In December 2003, the Emerging Issues Task Force issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This statement from the EITF addresses disclosure requirements regarding information about temporarily impaired investments. The requirements are effective for fiscal years ending after December 15, 2003, for all entities that have debt or marketable equity securities with market values below carrying values. The requirements apply to investments in debt and marketable equity securities that are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Loans and Allowance for Loan Losses (Cont'd)

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2006 and 2005, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets secured by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

Income Taxes

Federal income taxes and state taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Accounting for Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," issued by the Financial Accounting Standards Board ("FASB"), establishes financial accounting and reporting standards for stock-based employee compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion ("APB") No. 25. The Company has elected to apply the intrinsic value based method. Accordingly, no compensation expense has been recognized for the Stock Option Plan.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 amends the disclosure requirements in SFAS No. 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. These disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB opinion No. 25.

Included in Note 14 to consolidated financial statements are the required proforma disclosures.

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

The following is a summary of the Company's earnings per share calculations:

	Year Ended September 30,	
	2006	2005
Net income	$ 430,403	$ 611,103
Weighted average common shares outstanding for computation of basic EPS (1)	1,632,681	1,612,531
Common-equivalent shares due to the dilutive effect of stock options and RSP awards	9,093	11,602
Weighted-average common shares for computation of diluted EPS	1,641,774	1,624,133
Earnings per common share:		
Basic	$ 0.26	$ 0.38
Diluted	$ 0.26	$ 0.38

(1) Excludes unallocated ESOP shares

2. CERTIFICATES OF DEPOSIT

	September 30, 2006	September 30, 2005
Maturity		
Due within one year	$ -	$ 300,000
	$ -	$ 300,000

There are no uninsured certificates of deposit included above.

3. SECURITIES AVAILABLE FOR SALE

September 30, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due within one year	$ 8,250,000	$ -	$ 106,597	$ 8,143,403
Due after one year through five years	11,747,572	1,410	255,781	11,493,201
Due after five years through ten years	2,250,000	15,705	18,398	2,247,307
Marketable Equity Securities	2,888	19,476	-	22,364
Mortgage-backed Securities				
GNMA	1,119,535	4,293	320	1,123,508
FHLMC	2,086,704	7,732	29,616	2,064,820
FNMA	2,174,931	2,484	65,106	2,112,309
	$ 27,631,630	$ 51,100	$ 475,818	$ 27,206,912

September 30, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due within one year	$ 1,500,000	$ -	$ 24,870	$ 1,475,130
Due after one year through five years	19,246,185	-	410,837	18,835,348
Due after five years through ten years	750,000	-	13,027	736,973
Marketable Equity Securities	2,888	14,880	-	17,768
Mortgage-backed Securities				
GNMA	1,731,908	10,256	957	1,741,207
FHLMC	1,774,597	5,617	20,645	1,759,569
FNMA	2,628,253	9,303	43,416	2,594,140
	$ 27,633,831	$ 40,056	$ 513,752	$ 27,160,135

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES AVAILABLE FOR SALE (Cont'd)

Securities available for sale with a carrying value of approximately $494,000 and $492,000, as of September 30, 2006 and 2005, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $17,069,000 and $13,707,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2006 and 2005, respectively. In addition, securities with a carrying value of approximately $483,000 and $495,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2006 and 2005, respectively.

There were no sales of investment securities or mortgage-backed securities during the years ended September 30, 2006 and 2005.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2006 and 2005. Approximately $462,000 or 97% and $111,000 or 22% of the unrealized loss, as of September 30, 2006 and 2005, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in the market interest rates and not credit quality of the issuer.

	September 30, 2006			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ -	$ -	$ 19,616,796	$ 380,776
Mortgage-backed Securities				
GNMA	-	-	391,478	320
FHLMC	300,267	1,801	980,766	27,815
FNMA	722,786	12,492	1,225,794	52,614
Total available for sale	$ 1,023,053	$ 14,293	$ 22,214,834	$ 461,525

	September 30, 2005			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ 17,143,381	$ 352,804	$ 3,904,070	$ 95,930
Mortgage-backed Securities				
GNMA	609,242	957	-	-
FHLMC	1,188,968	20,645	-	-
FNMA	1,255,555	28,303	625,575	15,113
Total available for sale	$ 20,197,146	$ 402,709	$ 4,529,645	$ 111,043

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SECURITIES HELD TO MATURITY

	September 30, 2006			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due after five through ten years	$ 54,855	$ 387	$ -	$ 55,242
Mortgage-backed Securities				
CMO (FNMA)	25,432	74	41	25,465
GNMA	58,619	582	-	59,201
FHLMC	103,829	781	-	104,610
FNMA	152,713	899	1,219	152,393
	$ 395,448	$ 2,723	$ 1,260	$ 396,911

	September 30, 2005			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due after five through ten years	$ 103,964	$ 945	$ -	$ 104,909
Mortgage-backed Securities				
CMO (FNMA)	53,175	696	99	53,772
GNMA	96,479	1,323	-	97,802
FHLMC	113,317	1,776	-	115,093
FNMA	190,568	2,951	-	193,519
	$ 557,503	$ 7,691	$ 99	$ 565,095

Securities held to maturity with a carrying value of approximately $51,000 and $86,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2006 and 2005, respectively.

5. LOANS RECEIVABLE, NET

	September 30, 2006	September 30, 2005
Mortgage loans:		
One-to-four family residential	$ 37,200,342	$ 36,955,559
Multi-family residential	4,315,504	2,141,296
Commercial real estate	15,550,275	15,479,371
Construction and land	18,986,784	8,226,123
	76,052,905	62,802,349
Consumer and other loans:		
Home equity	21,994,906	16,469,391
Automobile	25,848	33,846
Secured by deposits	44,221	38,744
Unsecured	68,794	76,237
Mobile home	35,876	70,664
Commercial	2,756,549	1,578,290
	24,926,194	18,267,172
Total loans	100,979,099	81,069,521
Less:		
Loans in process	6,256,783	3,919,342
Net deferred loan origination fees (costs)	5,133	26,164
Allowance for loan losses	703,236	573,199
	6,965,152	4,518,705
	$ 94,013,947	$ 76,550,816

At September 30, 2006 and 2005, non-accrual loans for which interest had been discontinued totaled approximately $434,000 and $58,000, respectively. Interest income actually recognized on non-accrual loans totaled approximately $5,100 and $6,800 for the years ended September 30, 2006 and 2005, respectively. Interest income that would have been recognized, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $13,100 and $2,700 for the years ended September 30, 2006 and 2005, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended September 30, 2006	Year Ended September 30, 2005
Balance - beginning	$ 573,199	$ 490,646
Provision charged to income	132,000	89,000
Charge offs	(1,963)	(6,447)
Balance - ending	$ 703,236	$ 573,199

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LOANS RECEIVABLE, NET (Cont'd)

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended September 30, 2006	Year Ended September 30, 2005
Balance - beginning	$ 1,017,502	$ 762,762
Loan disbursements	154,700	366,243
Collection of principal	(195,902)	(111,503)
Other changes	(60,976)	-
Balance - ending	$ 915,324	$ 1,017,502

6. ACCRUED INTEREST RECEIVABLE

	September 30, 2006	September 30, 2005
Loans receivable	$ 423,759	$ 258,069
Mortgage-backed securities	22,140	23,665
Investment securities	200,834	195,007
	$ 646,733	$ 476,741

7. PREMISES AND EQUIPMENT

	September 30, 2006	September 30, 2005
Land	$ 1,383,450	$ 1,329,793
Buildings and improvements	2,586,375	1,516,514
Furniture, fixtures and equipment	1,009,693	949,711
	4,979,518	3,796,018
Less accumulated depreciation	1,146,862	1,030,288
	$ 3,832,656	$ 2,765,730

Useful lives used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	5 to 10 years

8. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30, 2006	September 30, 2005
Mortgage loan portfolios serviced for:		
FNMA	$ 7,393,563	$ 7,522,711
Other	1,023,181	188,571
	$ 8,416,744	$ 7,711,282

Custodial escrow balances maintained in connection with loan servicing totaled approximately $100,000 and $101,000, at September 30, 2006 and 2005, respectively.

9. DEPOSITS

	September 30, 2006		September 30, 2005	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Non-interest-bearing deposits	0.00%	$ 16,232,014	0.00%	$ 13,792,528
Interest-bearing checking accounts	0.21%	9,340,174	0.21%	11,190,051
Money market accounts	3.35%	8,746,526	1.82%	6,870,648
Savings accounts	0.58%	18,753,895	0.56%	21,952,183
Certificates of deposits	4.49%	50,609,752	3.26%	31,050,214
Total deposits	2.60%	$ 103,682,361	1.51%	$ 84,855,624

Deposit accounts with balances of $100,000 or more totaled approximately $23,348,000 and $18,854,000 at September 30, 2006 and 2005, respectively. Deposit balances in excess of $100,000 are not federally insured, with the exception of IRA's, which are insured to $250,000.

Scheduled maturities of certificates of deposit are as follows (in thousands):

	September 30, 2006	September 30, 2005
1 year or less	$ 43,064	$ 15,814
Over 1 year to 3 years	4,923	11,013
Over 3 years	2,623	4,223
	$ 50,610	$ 31,050

9. DEPOSITS (Cont'd)

Interest expense on deposits is summarized as follows:

	Year Ended September 30, 2006	Year Ended September 30, 2005
Interest-bearing checking accounts	$ 22,215	$ 18,609
Money market accounts	193,496	73,104
Savings accounts	118,605	125,052
Certificates of deposit	1,449,285	789,623
Total	$ 1,783,601	$ 1,006,388

10. BORROWED FUNDS

The Company has available overnight lines of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York ("FHLB"), totaling $18.6 million and $21.1 million at September 30, 2006 and 2005, respectively, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2006 and 2005, the Company had a $1.3 million and a $2.0 million balance, respectively, in the overnight line of credit at a rate of 5.55% and 4.11%, respectively.

At September 30, 2006 and 2005, fixed rate advances have contractual maturities as follows:

	September 30, 2006		September 30, 2005	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due By September 30,				
2007	$ 1,000,000	3.09%	$ 1,000,000	3.09%
2008	2,000,000	3.98%	2,000,000	3.98%
2009	1,000,000	4.41%	1,000,000	4.41%
2010	4,000,000	4.43%	4,000,000	4.43%
	$ 8,000,000	4.15%	$ 8,000,000	4.15%

At September 30, 2006 and 2005, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $575,400 and $601,600 and mortgage-backed and other securities with a carrying value of approximately $17.1 million and $13.8 million, respectively.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2006 and 2005, include approximately $306,000 of such bad debt, which, in accordance with FASB Statement No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended September 30,	
	2006	2005
Current tax expense:		
Federal	$ 314,253	$ 347,006
State	90,311	98,063
	404,564	445,069
Deferred tax expense (benefit):		
Federal	(42,498)	13,255
State	(11,466)	8,440
	(53,964)	21,695
	$ 350,600	$ 466,764

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended September 30,	
	2006	2005
Tax at federal statutory rates	$ 265,541	$ 366,475
Increase in tax resulting from:		
State taxes, net of federal tax effect	52,038	70,292
Other items	33,021	29,997
	$ 350,600	$ 466,764
Effective rate	45%	43%

11. INCOME TAXES (Cont'd)

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30, 2006	September 30, 2005
Deferred tax assets:		
Allowance for loan losses	$ 280,872	$ 228,214
Depreciation of securities available for sale	169,632	189,194
Total deferred tax assets	450,504	417,408
Deferred tax liabilities:		
Depreciation	32,969	26,343
Accrual to cash adjustments	33,397	37,634
Deferred loan origination fees and costs, net	82,889	87,138
Discounts on investments	7,798	7,244
Total deferred tax liabilities	157,053	158,359
Net deferred tax asset included in other assets	$ 293,451	$ 259,049

12. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $7.8 million and $7.8 million, at September 30, 2006 and 2005, respectively. The Company's experience has been that approximately 55 percent of loan commitments are drawn upon by customers.

At September 30, 2006 and 2005, the Company had $3.8 million and $8.9 million in outstanding commitments to fund loans and $119,000 and $132,000 in outstanding commercial letters of credit, respectively. There were no outstanding commitments to sell loans or to purchase investment securities at September 30, 2006 or 2005.

13. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions, by regulators, that if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of February 2006, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based and core ratios, as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

	September 30,	
	2006	2005
GAAP capital	$ 12,016	$ 11,530
Add (subtract): unrealized (gain) loss on securities available for sale	255	285
Core and tangible capital	12,271	11,815
Add: general allowance for loan losses	703	571
Unrealized gains on equity securities available for sale	9	7
Total risk-based capital	$ 12,983	$ 12,393

13. REGULATORY CAPITAL (Cont'd)

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2006						
Tangible capital	$ 12,271	9.37%	$ 1,965	1.50%	N/A	-
Tier 1 (core) capital	12,271	9.37%	5,241	4.00%	$ 6,551	5.00%
Risk-based capital:						
Tier 1	12,271	14.15%	3,469	4.00%	5,203	6.00%
Total	12,983	14.97%	6,938	8.00%	8,672	10.00%
As of September 30, 2005						
Tangible capital	$ 11,815	10.52%	$ 1,685	1.50%	N/A	-
Tier 1 (core) capital	11,815	10.52%	4,494	4.00%	$ 5,618	5.00%
Risk-based capital:						
Tier 1	11,815	17.13%	2,759	4.00%	4,139	6.00%
Total	12,393	17.97%	5,518	8.00%	6,898	10.00%

14. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company secures each separate deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2006, the Company contributed 100% of the first 3% of participants' contributions and 50% of the next 2%, for a maximum match of 4%. All participants become 100% vested upon entering the plan. Contributions to the plan by the Company totaled approximately $38,000 and $32,600 for the years ended September 30, 2006 and 2005, respectively.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years

14. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan (Cont'd)

of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 84 months to the retired directors, a surviving spouse, or the director's estate. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company does not expect to make any contributions to the DRP in fiscal 2007.

The following table summarizes changes in the DRP's projected benefit obligations and the fair value of the DRP assets. The table also provides a reconciliation of the funded status to the accrued plan cost recognized in the consolidated balance sheets. The Company uses a measurement date of July 1 for accounting and disclosure purposes.

	At or for the Year Ending September 30,	
	2006	2005
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 348,054	$ 258,624
Service cost	15,660	11,928
Interest cost	19,940	16,796
Actuarial (gain) loss	(27,323)	70,906
Annuity payments	(2,550)	(10,200)
Benefit obligation at end of year	353,781	348,054
Change in plan assets:		
Market value of assets - beginning	-	-
Employer contributions	2,550	10,200
Annuity payments	(2,550)	(10,200)
Market value of assets - ending	-	-
Funded status	(353,781)	(348,054)
Amount contributed during fourth quarter	-	2,550
Unrecognized loss	58,729	92,256
Unrecognized past service liability	42,380	53,188
Accrued plan cost included in other liabilities	$ (252,672)	$ (200,060)

14. BENEFIT PLANS (Cont'd)

Pension benefits expected to be paid for the fiscal years ending September 30 are $0 in 2007, $9,000 in 2008, $11,000 in 2009, $14,000 in 2010, $31,000 in 2011 and a total of $244,000 in 2012-2016. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2006 and include estimated future service. The components of the net periodic plan cost are as follows:

	Year Ended September 30, 2006	Year Ended September 30, 2005
Net periodic plan cost included the following components:		
Service cost	$ 15,660	$ 11,928
Interest cost	19,940	16,796
Unrecognized loss	6,204	-
Amortization of unrecognized past service liability	10,808	10,808
Net periodic plan cost included in compensation and benefits	$ 52,612	$ 39,532

A discount rate of 6.625% and 5.75% and a rate of increase in future compensation levels of 5.00% and 4.25% were assumed in the plan valuation for the years ended September 30, 2006 and 2005, respectively.

Stock Option Plan

On January 25, 1999, the stockholders of the Company approved a stock option plan (the "1999 Plan"), while on January 30, 2006, the stockholders ratified a 2006 Stock Option Plan (the "2006 Plan"), collectively, the "Plans". The Plans authorize the issuance of up to an additional 77,670 and 91,076 shares, respectively, of common stock by the Company upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. On January 30, 2006, and September 6, 2006, options to purchase 54,642 and 58,800 shares, respectively, were granted pursuant to the 2006 Plan. The options were granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant, expire not more than 10 years after the date of grant and are immediately exercisable.

The following table summarizes activity under the Plans for the years ended September 30, 2006 and 2005:

	Year Ended September 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	14,642	$ 3.595	37,284	$ 3.595
Granted	113,442	11.412	-	-
Exercised	(2,214)	3.595	(22,642)	3.595
Forfeited	-	-	-	-
Outstanding at end of period	125,870	$ 10.641	14,642	$ 3.595
Options exercisable at period end	125,870		14,642	

14. BENEFIT PLANS (Cont'd)

Stock Option Plan (Cont'd)

The following table summarizes all stock options outstanding as of September 30, 2006, all of which are exercisable:

Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life
$ 3.595	12,428	2.4 years
10.000	54,642	9.3 years
12.725	58,800	9.9 years
$ 10.641	125,870	8.9 years

The Company accounts for these Plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation cost related to these Plans is reflected in net income, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, to the option grants:

	Year Ended September 30,	
	2006	2005
Net income, as reported	$ 430,403	$ 611,103
Deduct: Total stock-based compensation expense determined under fair value based method for stock options, net of related tax effects	296,644	-
Pro forma net income	$ 133,759	$ 611,103
Earnings per common share:		
Basic - as reported	$ 0.26	$ 0.38
Basic - pro forma	$ 0.08	$ 0.38
Diluted - as reported	$ 0.26	$ 0.38
Diluted - pro forma	$ 0.08	$ 0.38

The weighted-average fair value of each option granted in 2006 using the Black-Scholes options pricing model was $4.35. Significant weighted average assumptions used in the model included a dividend yield of 1.00%; expected volatility of 39.64%; risk-free interest rate of 4.53%, and expected life of 5 years.

Restricted Stock Plan

On January 25, 1999, the stockholders of the Company approved a restricted stock plan (the "1999 Plan"), while on January 30, 2006, the stockholders ratified a 2006 Restricted Stock Plan (the "2006 Plan"), collectively, the "Plans". The Plans provide for the award of shares of restricted stock to directors, officers and employees. The 1999 Plan

14. BENEFIT PLANS (Cont'd)

Restricted Stock Plan (Cont'd)

and the 2006 Plan provide for the purchase of 31,066 and 36,430 shares of common stock, respectively, in the open market to fund such awards. All of the Common Stock to be purchased by the Plan will be purchased at the fair market value on the date of purchase. Awards under the Plan are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Under the 1999 Plan, 18,017 shares were awarded in fiscal 1999 while 2,101 and 2,626 shares were awarded in fiscal 2005 and fiscal 2006, respectively, with a grant-date fair value of $9.75 and $9.70 per share, respectively. The awards vest 20% on the date of grant and 20% each of the next four years. On January 30, 2006, 13,110 shares were awarded pursuant to the 2006 Plan. The awards vest 1/3 on the date of grant and 1/3 as of each of the next two years. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. Plan expense was approximately $84,100 and $6,400 for the years ended September 30, 2006 and 2005, respectively.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and had attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $98,000 and $89,000 for the years ended September 30, 2006 and 2005, respectively.

The ESOP shares were as follows, as adjusted for the exchange:

	Year Ended September 30,	
	2006	2005
Allocated shares	59,565	50,415
Shares committed to be released	-	-
Unreleased shares	73,204	82,354
Total ESOP shares	132,769	132,769
Fair value of unreleased shares	$ 922,370	$ 815,310

15. CHARTER CONVERSION, STOCK OFFERING, AND REORGANIZATION

On April 8, 2004, the Boards of Directors of Roebling Financial Corp., MHC (the "MHC"), Roebling Financial Corp, Inc., and Roebling Bank adopted a plan to convert from the mutual holding company form of organization to a fully public holding company structure (the "Conversion"). The former Roebling Financial Corp, Inc. was a federally chartered mid-tier mutual holding company with approximately 54% of its stock being held by the MHC and the remaining 46% being held by public shareholders. The Conversion was completed on September 30, 2004. At that time, the MHC merged into the Bank, and no longer exists. Roebling Financial Corp, Inc. was succeeded by a new New Jersey corporation known as Roebling Financial Corp, Inc. Common shares representing the ownership interest of the MHC were sold in a subscription offering and a community offering. Common shares owned by public shareholders (shareholders other than the MHC) were converted into the right to receive new shares of Roebling Financial Corp, Inc. common stock determined pursuant to an exchange ratio. The exchange ratio ensured that immediately after the Conversion and exchange of existing shares for new shares, the public shareholders owned the same aggregate percentage of Roebling Financial Corp, Inc. common stock that they owned immediately prior to the Conversion, excluding any shares purchased in the offering.

Roebling Financial Corp, Inc. sold 910,764 shares of common stock at $10.00 per share in the offering completed on September 30, 2004, including 72,861 shares purchased by the ESOP. In addition, each of the outstanding shares of common stock of Roebling Financial Corp, Inc. (195,960 shares, excluding the MHC) was converted into 3.9636 shares of the new Roebling Financial Corp, Inc. resulting in 776,639 outstanding shares. A total of 1,687,403 shares were outstanding as a result of the offering and share exchange. Net cash proceeds from the offering were as follows (in thousands):

Total cash proceeds (910,764 shares)	$ 9,108
Offering costs	(648)
Net offering proceeds	8,460
Assets received from the MHC	95
Increase in common stock and additional paid-in capital	8,555
Shares purchased by the ESOP (72,861 shares)	(729)
Net cash proceeds	$ 7,826

The Conversion and related transactions were accounted for at historical cost, with no resulting change in the historical carrying amounts of assets and liabilities. Consolidated stockholders' equity increased by the net cash proceeds from the offering. Share and per share data for all periods have been adjusted to reflect the additional shares outstanding as a result of the offering and share exchange.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents and Certificates of Deposit

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand. The fair values of certificates of deposit were based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd)

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2006		September 30, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 3,380	$ 3,380	$ 3,075	$ 3,075
Certificates of deposit	-	-	300	300
Securities available for sale	27,207	27,207	27,160	27,160
Securities held to maturity	395	397	558	565
Loans receivable	94,014	92,536	76,551	75,702
Accrued interest receivable	647	647	477	477
FHLB stock	575	575	602	602
Financial Liabilities				
Deposits	103,682	103,528	84,856	84,601
Borrowed funds	9,300	9,143	10,000	9,902

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

17. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), "Share-Based Payment." SFAS No. 123 (revised) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (revised) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested

17. RECENT ACCOUNTING PRONOUNCEMENTS (Cont'd)

portion at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a new rule that amends the compliance dates for SFAS No. 123 (revised). Under the new rule, the Company is required to adopt SFAS No. 123 (revised) in the first annual period beginning after December 15, 2005. Early application of SFAS No. 123 (revised) is encouraged, but not required. Accordingly, the Company is required to record compensation expense for all new awards granted and any awards modified after October 1, 2006. In addition, the transition rules under SFAS No. 123 (revised) will require that, for all awards outstanding at October 1, 2006, for which the requisite service has not yet been rendered, compensation cost will be recorded as such service is rendered after October 1, 2006.

The pronouncement related to stock-based payments will not have any effect on our existing historical consolidated financial statements and restatement of previously reported periods will not be required.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS Nos. 87 and 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS Nos. 87 and 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date - the date at which the benefit obligation and plan assets are measured - is required to be the Company's fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS 158 but does not expect its implementation will have a significant impact on the Company's consolidated financial conditions or results of operations.

In September, 2006, the SEC issued Staff Accounting Bulleting ("SAB") No. 108. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet

17. RECENT ACCOUNTING PRONOUNCEMENTS (Cont'd)

approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the Company's consolidated financial conditions or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

ROEBLING FINANCIAL CORP, INC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors
President, Ferry Construction
John A. LaVecchia, Director and Vice Chairman
Sales Manager, Brandow Auto Group
Frank J. Travea, III, President and Chief Executive Officer
Janice A. Summers, Senior Vice President, Chief Operating Officer and Chief Financial Officer
Mark V. Dimon, Director
Sole Proprietor, Dimon Oil Corp.
Joan K. Geary, Director
President, Keating Realty
George N. Nyikita, Director
Executive Director, Burlington County Bridge Commission
Robert R. Semptimphelter, Sr., Director
Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, *President and CEO*
Janice A. Summers, *Senior Vice President, COO and CFO*
John W. Clawges, *Vice President, Commercial Lending*
Bonnie L. Horner, *Vice President, Consumer Lending*

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey
34 Main Street, Roebling, New Jersey
8 Jacobstown Road, New Egypt, New Jersey
3104 Bridgeboro Road, Delran, New Jersey
1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE
Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDITORS
Fontanella and Babitts
534 Union Boulevard
Totowa, New Jersey 07512

SPECIAL COUNSEL
Malizia Spidi & Fisch, PC
901 New York Avenue, N.W., Suite 210 East
Washington, D.C. 20001

Our Annual Report for the year ended September 30, 2006 as filed with the Securities & Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form 10-KSB, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 29, 2007 at 3:00 p.m. at Bung's Tavern, 2031 Route 130 South, Burlington, New Jersey.

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